[GRAPHIC OMITTED]
              500 Boylston Street, Boston, Massachusetts 02116-3741
                      Phone 617-954-4340 / Fax 617-954-7723




                                        December 6, 2007

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Post-Effective Amendment No. 40 to Registration Statement on Form N-1A for MFS/Sun Life Series Trust ("Series Trust") (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

     On behalf of MFS/Sun Life Series Trust (File Nos. 2-83616; 811-3732) (the "Registrant"), this letter sets forth our responses to your comments on the Registrant's Post-Effective Amendment No. 40 to the Registration Statement filed on October 3, 2007 in connection with the registration of two newly-created series of the Registrant, the Blended Research Growth Series (the "Growth Fund") and the Blended Research Value Series (the "Value Fund," and together with the Growth Fund, the "Funds").

1. Comment: Please file a "Tandy" representation letter in connection with the comment process for the above-referenced Registration Statements.

     Response: A "Tandy" representation letter will be filed on or before the date hereof.

2. Comment: In the "Principal Investment Strategies" section of the "Risk Return Summary," please consider distinguishing between the factors that MFS considers in selecting investments for the Growth Fund from those factors that MFS considers in selecting investments for the Value Fund.

     Response: We believe that the investment strategy disclosure accurately describes how MFS selects securities for each Fund. Where appropriate, the security selection disclosure for other funds for which MFS serves as investment adviser varies to reflect differences in how securities are selected for a fund. However, in the case of the Growth Fund and the Value Fund the factors that MFS may consider in selecting investments for the Fund are the same.

3. Comment: Please provide a definition of large capitalization companies since the Funds "generally focus" on companies with large capitalization.
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Securities and Exchange Commission
December 6, 2007
Page 2 of 4


     Response: We are not aware of any requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in securities of issuers in a certain capitalization range. Therefore, we respectfully decline to modify our disclosure. We note where a fund's name suggests a focus on investments in issuers in a certain capitalization range, this disclosure is included.

4. Comment: In the "Principal Risks" section for the Funds, please consider clarifying the "company risk" disclosure.

     Response: We note that while MFS may invest each Fund's assets in companies of any size, MFS generally focuses on companies with large capitalizations. We believe that the "company risk" disclosure, as drafted, adequately describes the factors that could negatively impact the price of an issuer's securities. We note that if in selecting investments for the Funds MFS were to focus on small or mid capitalization companies, we would include risk disclosure describing the risks associated with such investments.

5. Comment: The prospectus for each Registrant includes a "Common Investment Risks" section under "Certain Investment Policies and Risks," which includes "Turnover" and "Temporary Defensive Policy" disclosure. Please include this disclosure in the "Principal Risks" section for each Fund.

     Response: The requested change will be made.

6. Comment: In the "Principal Risks" section for the Funds, please consider clarifying the "leveraging risk" disclosure to indicate which type of derivatives result in leverage.

     Response: Whether a derivative will result in leverage is often determined by the terms of the instrument and how it is being used and not just the type of derivative. We therefore respectfully decline to modify our "leverage risk" disclosure.

7. Comment: In the "Expense Table" section under "Expense Summary," please clarify what is meant by the phrase "investment vehicles through which an investment in the fund is made."

     Response: The requested change will be made.

8. Comment: With respect to the Service Class prospectus, in the first footnote to the Annual Fund Operating Expenses table in the "Expense Table" section under "Expense Summary," please remove the phrase "together with details of any fee reduction arrangements" since there is not a Rule 12b-1 fee reduction arrangement in effect for either Fund. Please correct the typographical error in the third footnote in that same section.

     Response: The requested changes will be made.
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Securities and Exchange Commission
December 6, 2007
Page 3 of 4


9. Comment: In the "Portfolio Manager(s)" section under "Management of the Fund", please provide the business experience for Eric Weigel for the past five years.

     Response: The requested change will be made.

10. Comment: In the third paragraph in "How to Purchase, Redeem and Exchange Shares" section, please clarify that the Fund may cancel a purchase order only if the Fund believes such transaction represents frequent trading activity.

     Response: We will revise the paragraph to delete the phrase "or cancel as permitted or required by law."

11. Comment: In the "Valuation" section under "Other Information", please clarify what is meant by the following statement: "However, net asset value may be calculated earlier as permitted by the SEC."

     Response: In the past, the SEC has permitted earlier calculations of NAV in emergency situations, which this statement is intended to address. We will revise the statement as follows: "However, net asset value may be calculated earlier in emergency situations or as otherwise permitted by the SEC."

12. Comment: In the section "Tax Considerations" under "Other Information," please clarify to whom shares of the Funds are offered.

     Response: The requested change will be made.

13. Comment: Please update the telephone number for the Securities and Exchange Commission on the back cover of the Funds' prospectuses.

     Response: The requested change will be made.

14.  Comment:  In the future,  please  consider using the letters  designated in
     Item 23 of Form N-1A to refer to the applicable exhibits, as opposed to numbers.

     Response: The requested change will be made.

15. Comment: Going forward, please revise the body of each Power of Attorney to relate to the specific filing or an amendment thereto as required by Rule 483(b) under the Securities Act of 1933 (the "1933 Act").
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Securities and Exchange Commission
December 6, 2007
Page 4 of 4


     Response: We believe that the language of each Power of Attorney complies with the requirements of Rule 483(b). We note that each Power of Attorney indicates that the attorneys are given the power to sign and file any "Registration Statement and all amendments thereto."

     If you have any questions concerning the foregoing, please call the undersigned at 617-954-4340.

                                        Sincerely,



                                        /S/ Susan A. Pereira
                                        Susan A. Pereira
                                        Vice President and Senior Counsel